910

09046922

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Soho Resources Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04126 FISCAL YEAR 2/28/09

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 9/10/09

082-04126

Soho Resources Corp.
SOH:TSXV

SOHO RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2009

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Soho Resources Corp.

We have audited the consolidated balance sheets of Soho Resources Corp. as at February 28, 2009 and February 29, 2008 and the consolidated statements of operations, comprehensive loss, and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2009 and February 29, 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Accountants

June 9, 2009

NEXIA INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

	February 28, 2009	February 29, 2008
ASSETS		
Current		
Cash	$ 647,613	$ 4,026,033
Prepaid expenses	10,833	41,852
Receivables	244,220	1,249,841
	902,666	5,317,726
Exploration advances	-	49,815
Mineral properties (Note 4)	19,429,215	15,335,977
Equipment (Note 5)	65,729	87,605
	$ 20,397,610	$ 20,791,123
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 213,105	$ 433,458
Obligation under share purchase agreement (Note 4)	254,000	203,160
Capital lease obligation (Note 7)	1,476	6,485
	468,581	643,103
Asset retirement obligation (Note 6)	184,398	177,122
	652,979	820,225
Shareholders' equity		
Capital stock (Note 8)	36,877,709	35,923,254
Contributed surplus (Note 8)	2,791,046	2,722,992
Deficit	(19,924,124)	(18,675,348)
	19,744,631	19,970,898
	$ 20,397,610	$ 20,791,123

Nature of operations and going concern (Note 1)
Commitments (Note 16)
Subsequent events (Note 17)

On behalf of the Board:

"Ralph Shearing" Director *"Yao Sun"* Director
Ralph Shearing Yao Sun

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS, AND DEFICIT

	Years ended February 28, 2009	February 29, 2008
EXPENSES		
Amortization	$ 21,876	$ 18,035
Bad debt (recovery)	(25,000)	-
Business promotion	49,302	238,964
Communications	32,994	60,696
Consulting and financial services	37,874	86,333
Foreign exchange loss	123,282	138,337
Insurance	50,183	46,106
Interest on capital lease obligation	563	3,429
Investor relations	13,000	58,160
Management fees	-	60,000
Office and miscellaneous	34,170	88,405
Professional fees	417,671	374,389
Property investigations	5,144	91,244
Regulatory fees	11,582	23,970
Rent	92,898	89,437
Stock-based compensation (Note 9)	31,371	379,665
Transfer agent	18,751	19,157
Travel	78,046	173,116
Salaries and benefits	329,589	345,066
Loss before other item	(1,323,296)	(2,294,509)
OTHER ITEM		
Interest income	74,520	253,967
Loss and comprehensive loss for the year	(1,248,776)	(2,040,542)
Deficit, beginning of year	(18,675,348)	(16,634,806)
Deficit, end of year	$ (19,924,124)	$ (18,675,348)
Basic and diluted loss per common share	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding	101,407,776	96,709,411

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended February 28, 2009	February 29, 2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (1,248,776)	$ (2,040,542)
Items not affecting cash		
Amortization	21,876	18,035
Stock-based compensation expensed	31,371	379,665
Unrealized foreign exchange loss (gain)	34,391	(45,718)
Changes in non-cash working capital items		
Decrease (increase) in prepaid expenses	31,019	(21,546)
Decrease (increase) in receivables	1,005,621	(596,413)
Increase in accounts payable and accrued liabilities	73,526	101,351
Net cash used in operating activities	(50,972)	(2,205,168)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares	1,000,000	12,452,725
Share issue costs	(45,545)	(805,945)
Repayments of capital lease obligation	(5,009)	(4,385)
Net cash provided by financing activities	949,446	11,642,395
CASH FLOWS FROM INVESTING ACTIVITIES		
Equipment purchase	-	(69,802)
Mineral properties	(4,276,894)	(6,597,279)
Exploration advances	-	(49,815)
Net cash used in investing activities	(4,276,894)	(6,716,896)
Change in cash during the year	(3,378,420)	2,720,331
Cash, beginning of year	4,026,033	1,305,702
Cash, end of year	$ 647,613	$ 4,026,033

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS AND GOING CONCERN

Soho Resources Corp. was incorporated under the laws of British Columbia, Canada, and its principal business activity consists of the acquisition and exploration of mineral properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred significant operating losses to date and its continuing operations are dependent upon its ability to continue to raise adequate financing through additional debt, issuance of share capital, preserve working capital by reducing operating expenses and to commence profitable operations in the near future. To preserve capital, the Company has actively reduced operating and mineral property expenditures.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

	February 28, 2009	February 29, 2008
Deficit	$ (19,924,124)	$ (18,675,348)
Working capital	$ 434,085	$ 4,674,623

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of Soho Resources Corp. ("Soho") and its wholly-owned subsidiaries, Samarkand de Mexico S.A. de C.V. ("Samarkand"), Sierra Soleada S.A. de C.V. ("Sierra") and 531607 BC Ltd.; and its 99% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Significant estimates include the carrying value of receivables, mineral properties, asset retirement obligations, future income taxes and stock based compensation. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates approximating those in effect at the time of the transactions. Translation gains and losses are included in the results of operations for the year.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives on the declining balance basis as follows:

Computer equipment	30%
Office equipment	20%
Geological equipment	30%

Leasehold improvements are amortized on a straight-line basis over 5 years.

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Stock-based compensation

The Company uses the fair value based method of accounting for all stock-based compensation. The Company estimates the fair value of stock options and compensatory warrants at the date of grant using the Black-Scholes option pricing model and expenses the fair value over the period of the vesting. Any consideration paid on exercise of stock options and compensatory warrants to purchase shares is credited to capital stock.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Income taxes

Future income taxes are recorded for using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

Financial Instruments

All financial instruments are classified into one of five categories: held-for-trading financial instruments, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value and changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

Cash is classified as held-for-trading. Receivables are classified as loans and receivables and accounts payable and accrued liabilities are classified as other liabilities, all of which are measured at amortized cost.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Changes in accounting policies

Financial instruments
The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The Company adopted these standards effective March 1, 2008 and has included the required disclosure in Note 14 to these financial statements.

Capital disclosures
The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance (see Note 15).

Assessing going concern
The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. Management shall make an assessment of an entity's ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

The standard was adopted by the Company effective March 1, 2008, and the adoption did not have a material impact on the financial statements for any of the years presented.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the fiscal year ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements" and 1602 "Non-Controlling Interests" which replace CICA Handbook Sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. These sections are applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning on or after January 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

4. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

In 1997, pursuant to a share purchase agreement through Samarkand, the Company acquired 90% of the issued and outstanding capital stock of Sacramento. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento from 90% to 99%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. A portion of the property is subject to a 1.6% net smelter returns royalty ("NSR").

Pursuant to the share purchase agreement, the Company is obligated to make final payments of US$200,000 to the vendors of the Sacramento shares.

4. MINERAL PROPERTIES (cont'd...)

In 2006, the Company entered into an agreement for surface access rights to certain areas of the Tahuehueto project, expiring in May 2016. Under the terms of this agreement the Company must pay an annual fee escalating at 5% per annum. The fee paid for the 2009 fiscal year was US$22,050.

The Company is in the process of acquiring a new mineral property located in Mexico by staking new mineral claims. The registration of the new mineral claim title was not completed at February 28, 2009; however certain costs associated with this mineral property have been deferred and are included in mineral properties under the heading "Other".

Mineral property costs were incurred as follows:

	February 28, 2009			February 29, 2008
	Tahuehueto	Other	Total	Total
Balance, beginning of year	$15,335,977	$ -	$15,335,977	$9,170,159
Acquisition costs	-	2,630	2,630	-
Assays, data and maps	422,793	4,454	427,247	370,137
Asset retirement charge	23,725	-	23,725	48,000
Drilling	1,795,079	-	1,795,079	2,186,148
Equipment and supplies	326,763	-	326,763	798,247
Geological consulting	85,196	-	85,196	628,624
Insurance	4,865	-	4,865	19,653
Mineral concession taxes, licences, and fees	62,950	3,959	66,909	79,198
Project office	276,847	-	276,847	251,268
Stock-based compensation (Note 9)	36,683	-	36,683	222,298
Subcontractors and equipment rentals	280,496	-	280,496	610,074
Transportation, travel, and lodging	35,254	-	35,254	82,384
Wages and benefits	731,544	-	731,544	869,787
Mineral property costs incurred during the year	4,082,195	11,043	4,093,238	6,165,818
Balance, end of year	$19,418,172	$11,043	$19,429,215	$15,335,977

5. EQUIPMENT

	2009			2008		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 15,500	$ 7,750	$ 7,750	$ 73,530	$60,437	$ 13,093
Office equipment	62,092	37,652	24,440	62,092	31,542	30,550
Leasehold improvements	48,978	18,248	30,730	48,978	9,028	39,950
Geological equipment	9,632	6,823	2,809	9,632	5,620	4,012
	$136,202	$70,473	$65,729	$194,232	$106,627	$87,605

6. ASSET RETIREMENT OBLIGATION

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. During the year ended February 28, 2009, the Company accrued a further $23,725 (February 29, 2008 - $48,000) asset retirement charge, net of a foreign exchange gain of $16,449, for a total asset retirement obligation of $184,398 (February 29, 2008 - $177,122). The asset retirement obligation of $184,398 is considered to be present value.

7. CAPITAL LEASE OBLIGATION

The Company entered into a capital lease agreement in connection with the rental of certain office equipment. The lease is payable by monthly payments of $434 until February 2009, plus a final payment of $1,476, is secured by the equipment, and bears interest at 13% per annum.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Share Amount	Contributed Surplus
Authorized:			
Unlimited common shares without par value			
100,000,000 Class A preference shares with a par value of $1 per share			
100,000,000 Class B preference shares with a par value of $5 per share			
Common shares issued:			
Balance as at February 28, 2007	74,578,063	$ 24,449,645	$ 1,835,858
Private placement	24,400,000	12,200,000	-
Mineral property acquisition obligation	200,000	112,000	-
Broker unit warrants exercised	263,850	212,829	(80,904)
Share issue costs	-	(1,286,249)	480,303
Stock-based compensation (Note 9)	-	-	601,964
Options exercised	570,000	192,113	(96,513)
Warrants exercised	126,000	42,916	(17,716)
Balance as at February 29, 2008	100,137,913	35,923,254	2,722,992
Private placement	25,000,000	1,000,000	-
Private placement – Finders' fees	750,000	30,000	-
Share issue costs	-	(75,545)	-
Stock-based compensation (Note 9)	-	-	68,054
Balance as at February 28, 2009	125,887,913	$ 36,877,709	$ 2,791,046

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Fiscal 2009 Transactions

On February 11, 2009, the Company completed a non-brokered private placement of 25,000,000 units at $0.04 per unit for total proceeds of $1,000,000. Each unit will consist of one common share and one transferable share purchase warrant. Each share purchase warrant shall be exercisable for a period of two years; at a price of $0.05 per share during the first year, and at a price of $0.10 per share during the second year.

In connection with this financing the Company paid finders' fees; in cash of $30,000, and issued 750,000 units with the same terms as the private placement units.

Fiscal 2008 Transactions

a) On April 17, 2007 the Company completed a non-brokered private placement of 2,800,000 units at $0.50 per unit for total proceeds of $1,400,000. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant being exercisable for one additional common share at a price of $0.70 until April 17, 2009.

b) On April 17, 2007 the Company completed a brokered private placement of 21,600,000 units at $0.50 per unit for total proceeds of $10,800,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant, with each whole warrant being exercisable for one additional common share at a price of $0.70 until April 17, 2009.

   In connection with this financing the Company issued 1,296,000 brokers' warrants as an agents' commission. Each broker warrant entitles the agents to purchase one broker unit at a price of $0.50 until April 17, 2009. Each broker unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant underlying the broker unit entitles the agents to acquire one additional common share at a price of $0.70 until April 17, 2009.

   These brokers' unit warrants have been valued using the Black-Scholes option pricing model assuming a risk free interest rate of 4.11%, expected life of two years, annualized volatility of 81.6% and a dividend rate of 0%. The brokers' unit warrants fair value of $480,303 was recorded as share issue costs offset to contributed surplus.

c) Pursuant to a December 2006 agreement, on March 14, 2007 the Company issued 200,000 shares at a value of $112,000 on the acquisition of a 0.4% NSR previously granted to one of the vendors of the Sacramento shares.

9. STOCK OPTIONS AND WARRANTS

A 2008 Stock Option Plan was approved by the shareholders on July 30, 2008, at the Company's annual general meeting. Under the 2008 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors.

Stock-based compensation

During the year ended February 28, 2009, the Company granted 600,000 (February 29, 2008 – 2,090,000) stock options. The options vest 25% upon the date of grant, and then at a rate of 25% every 3 months thereafter, until fully vested.

9. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

For the year ended February 28, 2009, the total fair value of options granted using the Black-Scholes option pricing model was $68,054 (February 29, 2008 – $644,932). A total of $31,371 (February 29, 2008 - $379,665) was charged to operations and $36,683 (February 29, 2008 - $222,298) has been included in mineral properties, all offset to contributed surplus. Unvested options with a fair value of $57,115 were cancelled during the year. The weighted average fair value of the options granted during the year was $0.11 (February 29, 2008 - $0.31) per option.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and compensatory warrants granted during the year:

	February 28, 2009	February 29, 2008
Risk-free interest rate	2.95%	4.20%
Expected life of options/warrants	4.0 Years	3.5 Years
Annualized volatility	91.28%	92.77%
Dividend rate	0%	0%

As at February 28, 2009 the Company had outstanding stock options as follows:

Number of Shares	Exercise Price	Expiry Date
725,000	$0.15	March 18, 2009
140,000	$0.15	September 29, 2009
100,000	$0.20	November 2, 2009
250,000	$0.25	November 2, 2009
200,000	$0.30	June 27, 2010
150,000	$0.30	September 15, 2010
150,000	$0.30	November 1, 2010
1,280,000	$0.30	December 8, 2010
500,000	$0.63	May 17, 2011
325,000	$0.60	August 1, 2011
50,000	$0.50	December 1, 2011
200,000	$0.45	March 19, 2012
150,000	$0.55	April 25, 2012
25,000	$0.64	May 10, 2012
250,000	$0.50	September 1, 2012
25,000	$0.25	January 1, 2013
4,520,000		

9. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

Stock option transactions are summarized as follows:

	February 28, 2009		February 29, 2008	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	6,540,000	$ 0.37	6,000,000	$ 0.33
Granted	600,000	$ 0.25	2,090,000	$ 0.51
Exercised	-	-	(570,000)	$ 0.17
Expired/cancelled	(2,620,000)	$ 0.36	(980,000)	$ 0.54
Balance, end of year	4,520,000	$ 0.35	6,540,000	$ 0.37
Options exercisable, end of year	4,520,000	$ 0.35	5,978,750	$ 0.36

Warrants

As at February 28, 2009, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
12,199,999	$ 0.70	April 17, 2009
25,750,000	$ 0.05	February 11, 2011
37,949,999		

Warrant transactions are summarized as follows:

	February 28, 2009		February 29, 2008	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of year	21,675,999	$ 0.74	13,252,568	$ 0.76
Issued	25,750,000	$ 0.05	12,199,999	$ 0.70
Exercised	-	-	(126,000)	$ 0.20
Expired/cancelled	(9,476,000)	$ 0.80	(3,650,568)	$ 0.69
Balance, end of year	37,949,999	$ 0.26	21,675,999	$ 0.74

9. STOCK OPTIONS AND WARRANTS (cont'd...)

Warrants (cont'd...)

Brokers' Unit Warrants

Brokers' unit warrants transactions are summarized as follows:

	February 28, 2009		February 29, 2008	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	1,296,000	$ 0.50	322,613	$ 0.50
Granted	-	-	1,296,000	$ 0.50
Exercised	-	-	(263,850)	$ 0.50
Expired/cancelled	-	-	(58,763)	-
Balance, end of year	1,296,000	$ 0.50	1,296,000	$ 0.50

On April 17, 2007, the Company issued 1,296,000 brokers' unit warrants as an agents' commission. Each broker warrant entitles the agents to purchase one broker unit at a price of $0.50 until April 17, 2009. Each broker unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant underlying the broker unit entitles the agents to acquire one additional common share at a price of $0.70 until April 17, 2009.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	February 28, 2009	February 29, 2008
Cash paid during the year for interest	$ 563	$ 3,429
Cash paid during the year for income taxes	$ -	$ -

Significant non-cash transactions during the year ended February 28, 2009 included:

a) The accrual of deferred exploration costs of $14,419 at February 28, 2009.

b) The application of $36,683 of stock-based compensation to deferred exploration costs.

c) The accrual of asset retirement obligations of $23,725 included in mineral properties at February 28, 2009.

d) The issuance of 750,000 share units valued at $30,000 for a finder's fee.

e) The application of exploration advances of $49,815 to mineral properties.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

Significant non-cash transactions during the year ended February 29, 2008 included:

a) The accrual of deferred exploration costs of $308,298 at February 29, 2008.

b) The application of $222,298 of stock-based compensation to deferred exploration costs.

c) Pursuant to an accrued obligation to acquire a net smelter royalty, the Company issued 200,000 shares at a value of $112,000.

d) The application of $96,513, $80,904, and $17,716, from contributed surplus to capital stock for the fair value of options, broker unit warrants, and finders' fees warrants exercised, respectively.

e) The accrual of asset retirement obligations of $48,000 included in mineral properties at February 29, 2008.

f) The issuance of brokers' unit warrants valued at $480,303 for share issue costs.

11. INCOME TAXES

a) A reconciliation of income taxes at statutory rates with reported taxes follows:

	February 28, 2009	February 29, 2008
Loss before income taxes	$ (1,248,776)	$ (2,040,542)
Expected income tax (recovery)	$ (383,999)	$ (687,255)
Reconciliation for foreign income tax	119,884	12,153
Stock-based compensation	20,927	127,871
Other	(1,323,593)	(1,968,106)
Unrecognized benefits of non-capital losses	1,566,781	2,515,337
Total income tax recovery	$ -	$ -

11. INCOME TAXES (cont'd...)

b) Significant components of the Company's future income tax assets are as follows:

	February 28, 2009	February 29, 2008
Future income tax assets		
Capital loss carryforwards	$ 266,000	$ 277,000
Non-capital loss carryforwards	4,891,000	4,368,000
Financing costs	155,000	205,000
Equipment	17,000	7,000
	5,329,000	4,857,000
Future income tax liabilities		
Resource property expenditures	(2,269,000)	(2,672,000)
	3,060,000	2,185,000
Valuation allowance	(3,060,000)	(2,185,000)
Net future income tax assets	$ -	$ -

The Company has non-capital losses carried forward of approximately $6,025,000, in Canada, which expire through to 2029 and loss carry forwards of $10,000,000, in Mexico, which expire through 2019. Subject to certain restrictions, the Company also has net capital losses and resource expenditures available to reduce taxable income in future years. Future tax benefits, which may arise as a result of these losses and resource expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

12. RELATED PARTY TRANSACTIONS

During the year ended February 28, 2009, the Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $Nil (2008 – $60,000) to a company controlled by a director.

b) Paid or accrued a salary and bonus of $136,667 (2008 – $103,332) to an employee who is a director and officer of the Company.

c) Paid or accrued investor relations fees of $Nil (2008 - $15,000) to a company controlled by a former officer.

d) Paid or accrued consulting fees of $1,874 (2008 - $23,250) to a company controlled by a director.

e) Paid or accrued $55,989 (2008 - $149,084) for geological consulting fees and exploration management services, included in mineral properties, to an officer of the Company and to a company controlled by that officer.

f) Paid or accrued professional fees of $105,013 (2008 - $93,150) to an officer of the Company and to a company controlled by that officer.

12. RELATED PARTY TRANSACTIONS (cont'd...)

On October 31, 2007 the Company terminated an agreement to pay a $7,500 monthly management fee to a company controlled by an officer. At the same time the officer entered into an employment contract with the Company. Under the terms of the employment contract, the officer is paid a salary of $13,333 per month, plus a one-time $50,000 bonus, and is eligible to receive 400,000 share purchase options. The share purchase options were granted subsequent to the year end. During the year the Company and the officer agreed to reduce the officer's monthly salary to $10,000 per month.

Included in accounts payable at February 28, 2009 was $1,874 (February 29, 2008 - $6,508) consulting fees due to a company controlled by a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

13. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition and exploration of resource properties in Mexico. Geographical information is as follows:

	February 28, 2009	February 29, 2008
Capital assets are located in:		
Canada	$ 65,729	$ 87,605
Mexico	19,429,215	15,335,977
	$ 19,494,944	$ 15,423,582

14. FINANCIAL INSTRUMENTS

Fair values

The fair values of cash, receivables and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.

Financial instrument risk exposure and risk management

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company considers the fluctuations of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process.

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company's exposure to credit risk includes cash and receivables. The Company reduces its credit risk by maintaining its bank accounts at large international financial institutions. The Company's receivables consist primarily of tax receivables due from federal government agencies. The maximum exposure to credit risk is equal to the fair value or carrying value of the financial assets.

14. FINANCIAL INSTRUMENTS (cont'd...)

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. Such fluctuations may be significant.

a) Interest rate risk – The Company has cash balances and non interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The company periodically monitors the investments it makes and is satisfied with the credit rating of its banks.

b) Foreign currency risk – The Company is exposed to foreign currency risk on fluctuations currency related to monetary items with a settlement currency other than Canadian dollars. The Company operates in foreign jurisdictions which use both the United States Dollar ("USD") and the Mexican Peso ("MXP") as the main settlement currencies. The Company does not use derivative instruments to reduce upward and downward risk associated with foreign currency fluctuations. The effect of a 1% change in foreign exchange rates would be approximately $2,300.

c) Price risk – The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

15. CAPITAL RISK MANAGEMENT

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

16. COMMITMENTS

The Company has the following commitments at February 28, 2009:

a) The Company rents its office premises under an operating lease until June 2012. The operating lease commitment, including rent plus estimated common area costs, is approximately $98,750 per annum.

b) The Company leases office equipment under an operating lease until July 2009, at a cost of $2,100 per annum.

c) The Company rents office and warehouse space in Mexico under operating leases until May 2009 at a total monthly rent of MXP$24,500 (Cdn$2,100).

17. SUBSEQUENT EVENTS

Subsequent to February 28, 2009:

a) 725,000 stock options expired on March 18, 2009; 12,199,999 warrants and 1,296,000 brokers' unit warrants expired on April 17, 2009 without being exercised.

b) The Company granted 3,515,000 stock options at an exercise price of $0.10 per common share to directors, employees, officers, and consultants expiring on March 20, 2014.

c) The Company granted 475,000 stock options at an exercise price of $0.10 per common share to employees and consultants expiring on May 1, 2014.

d) The Company re-priced 3,305,000 previously issued stock options to a new exercise price of $0.10. These options had previous exercise prices ranging from $0.25 to $0.63. The re-pricing of 1,625,000 of these options is subject to shareholder's approval at the Company's AGM.

Soho Resources Corp.
SOH:TSXV

FORM 51-102F1

Management's Discussion and Analysis

For the Period Ended February 28, 2009

Overview

This Management's Discussion and Analysis (MD&A) of the financial position and results of operations of Soho Resources Corp. ("Soho") includes its wholly-owned subsidiaries; Samarkand de Mexico S.A. de C.V. ("Samarkand"), Sierra Soleada S.A. de C.V. ("Sierra"), and 531607 BC Ltd.; and its 99% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). The MD&A should be read in conjunction with the consolidated financial statements for the fiscal year ended February 28, 2009. The information in this MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of June 12, 2009, the date of this MD&A.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development, and upon future profitable production.

Summary of Operations

Soho's principal business activity is the acquisition and exploration of resource properties. The Company, through its Mexican subsidiaries, owns a majority interest in a mineral exploration property, the Tahuehueto Project, located in Durango State, Mexico. The Company is a reporting issuer in the provinces of British Columbia and Alberta, Canada, and trades on the TSX Venture Exchange under the symbol "SOH". Additional information may be obtained from the Company's web site (www.sohoresources.ca) and SEDAR (www.sedar.com).

Since acquiring rights to the Tahuehueto Project in 1997, Soho has identified at least 12 poly-metallic zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometres.

Soho has completed more than 44,000 metres of drilling in approximately 220 holes since drilling operations started on the Project in January 2005. This drilling has primarily been focused on resource definition within five centrally located priority zones — El Creston, Cinco de Mayo, Santiago, Catorce and El Rey — and on initial testing of nearby high-potential targets, such as the Texcalama Structure.

In April 2008, Soho received its first Canadian National Instrument (NI) 43-101 compliant mineral resource estimate for Tahuehueto, which represents only the upper near-surface portion of three structures:

- El Creston was tested over approximately 670 metres of strike length;
- The Cinco de Mayo-Santiago Structure, known to be at least 3 kilometres long, was drill-tested over about 2.5 kilometres of strike length;
- The El Rey Structure was tested over approximately 250 metres of strike length.

Drilling data from these structures were submitted to Mine Development Associates ("MDA"), an independent engineering firm based in Reno, Nevada. MDA calculated inferred resources containing 383,000 ounces gold-equivalent (gold and silver only), plus 201 million pounds of zinc, 33 million pounds of copper, 110 million pounds of lead.

On May 11, 2009 the Company released the results of the updated NI 43-101 compliant mineral resource estimate. This 2009 resource estimation has been prepared by Scott E. Wilson Consulting, Inc. ("Wilson Consulting") based in Englewood, Colorado. This updated 2009 resource contains 7.377 million tonnes categorized as measured and indicated, grading 2.1 grams gold per tonne, 34.97 grams silver per tonne, 0.28% copper, 1.06% lead and 2.01% zinc. Wilson Consulting is a full-service mining engineering firm, specializing in all aspects of exploration, mine development, and mine operations. This new resource estimate is an upgrade to the Company's initial resource estimate announced on April 30, 2008 and is based upon detailed geological modeling of veins and stock-work zones that was not available for the initial resource estimate plus, 71 new drill holes targeting down-dip and along strike extensions of known mineralization outlined in the initial resource report of April of 2008.

2009 Tahuehueto Resource Calculation Highlights

Measured and Indicated Resources
7,377,000 Tonnes

- 2.10 g. Au/t — 498,000 ounces Au
- 34.97 g. Ag/t — 8,294,000 ounces Ag
- 0.28% Cu — 45,339,000 lbs. Cu
- 1.06% Pb — 172,738,000 lbs. Pb
- 2.01% Zn — 326,653,000 lbs. Zn

Inferred Resource
4,868,000 Tonnes

- 1.06 g. Au/t — 166,000 ounces Au
- 31.77 g. Ag/t — 4,971,000 ounces Ag
- 0.23% Cu — 24,935,000 lbs. Cu
- 1.13% Pb — 132,417,000 lbs. Pb
- 2.26% Zn — 242,241,000 lbs. Zn

During the year ended February 28, 2009 the Company has raised $1,000,000 through equity private placements.

At February 28, 2009 the Company had working capital of $434,085. The current operations of the Company have primarily been funded by the issuance of capital stock. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

Selected Annual Financial Information:

	2009	2008	2007
Loss for the year	$(1,248,776)	$(2,040,542)	$(2,268,203)
Loss per share	$(0.01)	$(0.02)	$(0.03)
Total assets	$20,397,610	$20,791,123	$11,185,433
Long-term debt	$184,398	$177,122	$144,000

Fiscal 2009

During the 2009 fiscal year ended February 28, 2009, general expenses decreased approximately $971,000, while at the same time interest income declined by about $179,000. The largest single change was in stock-based compensation expense decreasing $348,000, as the Company granted fewer new stock options during the year. Business promotion, investor relations and travel costs declined by a combined amount of almost $330,000 as the Company cut these discretionary expenses due to limited capital resources. The Company also reduced head office personnel resulting in a further saving of about $75,000.

Total assets remained relatively constant as the Company invested a large portion of its remaining 2008 cash balances into the exploration of its mineral properties. During the 2009 fiscal year the Company raised $1,000,000 in new cash from a private placement, however this is significantly less than the $12,200,000 raised in fiscal 2008.

Long-term debt is the Company's estimated asset retirement obligation in connection with environmental and reclamation costs on the Tahuehueto property. In both 2008 and 2009 this amount has increased in direct relation to the area disturbed by the Company's increase in drilling activities. However as the Canadian dollar has appreciated since 2007 this liability has been partially reduced by foreign exchange gains.

Fiscal 2008

There was a net decrease in the Company's general expenses of approximately $56,000. The most significant change was a decrease in stock-based compensation of $633,000 due to 2007 being an unusually high amount, the 2008 expense was relatively consistent with the 2005 and 2006 fiscal years. During fiscal 2008 several personnel changes resulted in a decrease in both investor relations and management fees of $124,000 offset by an increase in wages and benefits of $229,000 as certain functions previously performed by consultants were now done by employees. At the same time there were increases in: business promotion of $179,000; consulting fees of $59,000, and travel expenses of $101,000 – these resulted from increased attendance at trade shows, the production of a corporate research report, a corporate video, and advertising. Administrative expenses including communications, rent, office, and insurance increased $30,000. Again, these expense increases are due to the general increase in the business and financing activities associated with the exploration of the Company's Tahuehueto property. The Company also incurred $91,000 in property investigation costs relating to the search for new mineral properties. The Company earned about $172,000 more interest income compared to the previous year.

Total assets increased approximately $9,606,000 in 2008. Significant items that account for this increase include:

- A further $6,216,000 in exploration advances and deferred exploration expenditures on the Tahuehueto property;
- Refundable taxes associated with the increase in exploration costs increased by $474,000;
- The Company's cash position improved by $2,720,000 primarily as a result of a private placement financing of $12,200,000 in April 2007 and the exercise of warrants and options during the year;
- Interest receivable on funds invested in GIC's increased $100,000;
- Prepaid expenses increased $22,000; and
- Equipment increased $52,000, net of amortization, as a result of the purchase of office furniture, computers, and leasehold improvements.

Selected Quarterly Financial Information:

Fiscal year	2009				2008			
Fiscal quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Period end date	Feb 28/09	Nov 30/08	Aug 31/08	May 31/08	Feb 29/08	Nov 30/07	Aug 31/07	May 31/07
Loss for the period	$(301,073)	$(374,307)	$(195,789)	$(377,607)	$(576,600)	$(627,979)	$(365,224)	$(470,739)
Loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.01)	$(0.00)	$(0.01)
Total assets	$20,397,610	$19,995,589	$20,421,780	$20,889,305	$20,791,123	$21,117,123	$21,818,925	$22,444,682
Long-term debt	$184,398	$202,356	$226,008	$199,479	$177,122	$169,000	$169,000	$156,500

The losses for each of the 2008 and 2009 fiscal periods are consistent with the level of business activities during each quarter, with higher costs incurred in 2008 generally as a result of the increased business activities associated with new equity financings and the exploration of the Company's Tahuehueto mineral property. Each of the 2008 and 2009 quarterly losses average approximately $363,000 per period, after excluding stock-based compensation charges, foreign exchange, and interest earned.

The Company grants stock options resulting in significant charges for stock-based compensation. These charges are usually allocated over four fiscal quarters, depending on vesting terms. However, there can still be significant quarterly variations in the number and value of options granted from one period to the next. In fiscal 2009, the quarterly losses include stock-based compensation charges totaling $31,371, and $379,665, in the year ended February 28, 2008 for the fair value of stock options granted.

The Q3 2008 loss increased as a result of a $37,000 decrease in interest income as invested funds are consumed by operations. At the same time business promotion, consulting fees, investor relations and travel expenses all increased by $155,000 as a result of increased promotional activities. There was also a change to management compensation resulting in a net expense increase of approximately $70,000.

The Q1 2009 and Q4 2008 losses are consistent with the previous three quarters after taking into account the higher than usual expenses in Q3 2008, as noted above.

The Q2 2009 losses decreased due to a larger than usual foreign exchange gain and management's decision to cut back certain discretionary expenses, including business promotion, travel, and property investigations. In addition, stock-based compensation declined as there were no new options granted during the period.

After excluding foreign exchange, the Q3 and Q4 2009 losses averaged $105,000 less than the Q2 2009 loss, as a result of management's further efforts to reduce costs where reasonably possible.

Long-term debt is the Company's estimated asset retirement obligation in connection with environmental and reclamation costs on the Tahuehueto property. In each fiscal quarter this amount has increased in direct relation to the area disturbed by the Company's increase in drilling activities. During Q2 2009, drilling activities were suspended, accordingly no additional asset retirement charge was recorded during the Q3 and Q4 2009 periods, and the liability decreased by about $16,000 due to a foreign exchange adjustment.

Results of Operations

The Company incurred $1,323,296 in general and administrative expenses during the year ended February 28, 2009. Generally, expenses decreased as a result of the decrease in business activities compared to the equivalent 2008 fiscal periods. After the exclusion of amortization, bad debt recovery, stock-based compensation charges, and foreign exchange, total expenses decreased approximately $586,000 in 2009 over the previous fiscal year.

Professional fees include legal, accounting, and audit fees. Legal and accounting fees have remained about the same as in the previous year. Generally there has been an overall decrease in the volume of transactions resulting in decreased administrative costs including current accounting fees. Certain accounting services previously performed by employees are now performed by consultants. The fees charged by the Company's auditors have also increased by $20,000 as a result of both an increase in their fee schedule and an increase in the time required to complete the audit correlating to the increase in the Company's business activities in the 2008 fiscal year.

During the year ended February 28, 2009, the Company successfully collected a $25,000 debt that had been written-off several years ago.

Business promotion and consulting fees expenses include fees paid for advertising, development and production of promotional materials, registration fees for trade shows, corporate communication services and financial consulting associated with the Company's on-going search for additional sources of financing. During fiscal 2008 the Company incurred additional costs for a corporate video and a corporate research report.

Communications expense includes the costs of Soho's office telephones, fax, mobile phones, web site design and maintenance, web hosting and internet access services.

There is a slight increase in rent for the current period because there is a general increase in overhead costs charged by the landlord. In fiscal 2008 the Company made some leasehold improvements and equipment purchases in the Vancouver office, therefore amortization expense increased as a result of the purchase of additional office assets.

Wages and benefits decreased as the Company reduced staff by two full time administrative personnel compared to the 2008 fiscal year. Consultants previously performed some of the work now done by some of these employees, including certain investor relations activities. Investor relations expense decreased about $45,000 in the year ended February 28, 2009.

On October 31, 2007 the Company terminated an agreement to pay a $7,500 monthly management fee to CMB Investments Ltd. (CMB), a company controlled by Ralph Shearing, a director and CEO of the Company. At the same time the Company entered into a new employment contract with Mr. Shearing. Under the terms of the employment contract, the officer is paid a salary of $13,333 per month, plus a one-time $50,000 bonus, and is eligible to receive 400,000 share purchase options. The bonus was paid in December 2007, while the share purchase options were not granted until March 2009.

Travel expenses include the costs of vehicles, airfares, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Tahuehueto property, as well as attendance at various trade shows. The decreases in travel expenses in the current fiscal year are due to a reduction in the number of trade shows attended, as well a fewer number of trips by management to Mexico.

The Company's Tahuehueto project is located in a remote area, a considerable distance from any commercial and business centres. To facilitate the expanded exploration activities on the Tahuehueto property, in June 2006 the Company established an office in Durango City, Durango, Mexico. This office oversees the administration of the exploration activities, including the procurement of services, supplies, and equipment from local vendors. As the office exists solely for the benefit of the exploration activities, the costs of maintaining and operating the office have been included with the Tahuehueto deferred exploration costs. These office and administrative costs include personnel salaries, rent, communications, office supplies, and office equipment.

In addition to the Durango office, the Company rents warehouse space primarily for the storage of diamond drill core sample materials extracted from the Tahuehueto property. The sample materials, reject samples, and pulps are stored here after delivery from the preparation lab. The warehouse is also used to temporarily store supplies and equipment prior to being shipped to the Tahuehueto project.

The Company has evaluated several new resources properties in Mexico with the potential for further exploration development. Property investigation expense includes travel, and technical expenses associated with the property investigations.

The Company's surplus cash is held in an interest bearing deposit, and drawn upon only as funds are needed for operations. Interest income has decreased by approximately $180,000 because the amount on deposit is significantly lower.

Included in accounts receivable at February 28, 2009 is $230,000 of refundable IVA tax (value added tax) due to the Company from the government of Mexico. The Company has filed the required documents to claim the refunds with the Mexican tax authorities, however the refund process and procedure is both bureaucratic and slow. During the current 2009 fiscal year the Company received approximately $1,540,000 of IVA tax refunds. Subsequent to February 28, 2009, up to the date of this report, the Company has received additional IVA refunds of approximately $139,000, and the Company expects to receive further refunds over the next few months.

Except as may be otherwise indicated, all of the above noted transactions have received regulatory approvals, where required.

Due to the Company's reduced cash resources and the current poor capital markets, the Company has streamlined costs and scaled back operations commensurate with its available working capital. This includes laying-off a portion of the exploration staff at the Tahuehueto project, and some administrative personnel in both the Vancouver and Durango offices. There will be corresponding reductions in all other exploration costs, including; assaying, drilling, equipment, camp supplies, and subcontractor costs.

Resource Properties and Investments

Tahuehueto Mine Project, Mexico

Overview

Through a 99%-owned Mexican subsidiary, Soho Resources Corp. controls 100% of the Tahuehueto project situated in a historic mining district of northwestern Durango State. The 9,081-hectare property covers at least 12 known mineralized zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometres.

Tahuehueto lies within the prolific Sierra Madre mineral belt, which hosts a series of historic and producing mines and most of Mexico's active exploration and development projects. The project is situated approximately 100 kilometres southwest of silver mines in the Guanacevi region, and about 25 kilometres north of the silver mines at Topia.

Access to the property is by road, about nine hours from Durango City, or by fixed-wing aircraft to a nearby landing strip. The project site is remote, with only a few small villages in this portion of the Municipality of Tepehuanes.

Spanish explorers were the first to discover the gold-silver veins at Tahuehueto, but were unable to process the sulphide mineralization. Various companies explored the property, starting in the early 1900s, leading to development of underground workings and very limited historic production. Soho acquired rights to the project in 1997, shortly after the Mexican government reformed its mining laws and adopted new policies aimed at attracting foreign investment to the mining sector. The Company was attracted to Mexico because of its vast geological potential and favorable investment climate, and to the Tahuehueto project because of the evidence of a highly mineralized epithermal system, past exploration activity, and excellent potential for significant new discoveries. It was also noted that geologically similar deposits in nearby districts have produced millions of ounces of gold and silver, along with associated base metals in some cases, from multiple zones and structures. One such example is the La Cienega mine, owned and operated by Penoles, Mexico's largest mining company. This large-scale underground mine hosts more than one million ounces of gold in reserves, and also produces silver, lead and zinc. Another is San Dimas District, which hosts several large underground mines that have produced more than 9 million ounces gold and 700 million ounces silver from about 22 structures. Goldcorp Inc. controls the San Dimas district and surrounding mines through its subsidiary Luismin Mines.

Ownership and Access Rights

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

In 1997, pursuant to a share purchase agreement, and one amendment thereto, the Company acquired, through its wholly-owned Mexican subsidiary Samarkand de Mexico, 85% of the issued and outstanding capital stock of Sacramento and subsequently acquired an additional 5%. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento to 99%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. Certain core concessions of the property, comprising approximately 1,535hectares, are subject to a 1.6% net smelter returns royalty.

On December 4, 2006 the Company settled its outstanding obligation to one of the vendors, Senor Alberto Shade Zavala, and in doing so, as part of the settlement, the Company also purchased Senor Shade's 0.4% net smelter return royalty interest covering a portion of the previous net smelter return held by the vendors, thereby reducing the outstanding net smelter return on the Project to 1.6% from 2%. Total compensation paid by the Company to Senor Shade was US$50,000, representing his pro-rata portion of the final payments due to the vendors under the original Share Purchase Agreement, plus US$75,000 and 200,000 common shares priced at $0.56 per share for the 0.4% net smelter return royalty interest. These shares were issued during the period ended May 31, 2007 at a total value of $112,000.

Pursuant to the share purchase agreement and its subsequent amendment as referred to above, the Company is obligated to make a final payment of US$200,000 to the remaining two vendors of the Sacramento shares.

Based upon regional reconnaissance work in and around Tahuehueto, Soho staked additional concessions covering approximately 7,018 hectares to encompass most of the prospective ground in the Tahuehueto district. This staking brings Soho's total Tahuehueto project area to 9,081 hectares.

In May 2006, the Company entered into a Surface Rights Agreement with Comunidad La Bufa, the local community residents' formal legal entity. The Surface Rights Agreement has an initial term of ten years expiring in May 2016, and is extendable for an additional five years. The agreement covers the core 2,062 original hectares of the project and allows the Company unrestricted access to explore, develop and mine metals within the area covered under the agreement. Sacramento will make annual payments to Comunidad La Bufa over the term of the agreement, at US$20,000 in the first year with subsequent payments increasing from the previous year's payment by 5% annually. In addition, upon commencement of commercial production the annual payment will be increased by 50% of the previous year's payment.

Exploration Highlights

NI 43-101 Resource Calculation

On May 11, 2009 the Company released the results of the updated NI 43-101 compliant mineral resource estimate. This 2009 resource estimation has been prepared by Scott E. Wilson Consulting, Inc. ("Wilson Consulting") based in Englewood, Colorado. Wilson Consulting is a full-service mining engineering firm, specializing in all aspects of exploration, mine development, and mine operations. This new resource estimate is an upgrade to the Company's initial resource estimate announced on April 30, 2008 and is based upon detailed geological modeling of veins and stock-work zones that was not available for the initial resource estimate plus, 71 new drill holes targeting down-dip and along strike extensions of known mineralization outlined in the initial resource report of April of 2008.

2009 Tahuehueto Resource Calculation Highlights

Measured and Indicated Resources
7,377,000 Tonnes

- 2.10 g. Au/t 498,000 ounces Au
- 34.97 g. Ag/t 8,294,000 ounces Ag
- 0.28% Cu 45,339,000 lbs. Cu
- 1.06% Pb 172,738,000 lbs. Pb
- 2.01% Zn 326,653,000 lbs. Zn

Inferred Resource
4,868,000 Tonnes

- 1.06 g. Au/t 166,000 ounces Au
- 31.77 g. Ag/t 4,971,000 ounces Ag
- 0.23% Cu 24,935,000 lbs. Cu
- 1.13% Pb 132,417,000 lbs. Pb
- 2.26% Zn 242,241,000 lbs. Zn

The Tahuehueto Resource is categorized into Measured, Indicated and Inferred Resources as follows:

			Gold (Au)		Silver (Ag)		Copper (Cu)		Lead (Pb)		Zinc (Zn)	
Category		Tonnes (,000's)	g/t	Oz. (,000's)	g/t	Oz. (,000's)	Cu%	Lbs. (,000's)	Pb%	Lbs. (,000's)	Zn%	Lbs. (,000's)
Measured	26%	3,254	2.40	251	36.30	3,798	0.28	20,439	1.10	79,228	2.07	148,759
Indicated	34%	4,123	1.87	248	33.92	4,496	0.27	24,900	1.03	93,511	1.96	177,894
Total M&I	60%	7,377	2.10	498	34.97	8,294	0.28	45,339	1.06	172,738	2.01	326,653
Inferred	40%	4,868	1.06	166	31.77	4,971	0.23	24,935	1.23	132,417	2.26	242,241

The cutoff grades used to determine the above mineral resources were 2 grams per ton AuEQ for sulfide mineralization and 3 grams per ton AuEQ for oxide mineralization since the potential costs to extract oxide material may be higher than the cost to process sulfide mineralization. Approximately 10% of the resource is oxide mineralization and therefore only a minor part of the resource.

The metal prices used to determine the gold equivalent grade for cutoff purposes only were $800 per ounce for gold, $12.00 per ounce for Silver, $2.10 per pound for copper, $0.65 per pound for lead and $0.70 per pound for zinc. Gold-equivalent grades are used for cutoff purposes only.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Converting resource estimates into economic reserves may be materially affected by the inability to obtain required environmental and other regulatory approval, environmental or operating permits and may also be materially affected by global economic conditions such as the price of gold, silver, copper, lead, zinc, the price of oil and other commodities utilized in the mine production. Unknown geologic or hydrologic conditions or other unknown factors may also materially affect converting resource estimates into reserves.

Please refer to the Company's news release dated May 11th, 2009 for full details of the resource referred to above available at www.sohoresources.ca.

Exploration Activities
Soho's exploration programs have significantly enhanced the overall potential of the Tahuehueto property. To date Soho has completed more than a cumulative total of 46,440 metres of drilling in approximately 245 drill holes at Tahuehueto to define priority zones occurring within a district-scale epithermal system traced for at least six kilometres at Tahuehueto. The bulk of 2007/2008 drilling was focused on resource definition within five priority zones.

Future plans for the remainder of 2009 and 2010 include metallurgical testing to provide critical information for a planned Preliminary Economic Assessment or Scoping Study. Upon receiving the updated Wilson 43-101 compliant resource estimate report the Company intends to follow its recommendations for future work at Tahuehueto in order to advance the Project towards a full feasibility study and eventual production. This work will most certainly include underground development along structures containing known resources in order to allow underground drilling to expand and upgrade resources and bulk sampling for advanced metallurgical testing.

The Company also intends to identify and acquire additional high quality exploration projects that will allow continued corporate growth. This search is primarily being conducted in Mexico but the Company would not rule out acquisitions in other jurisdictions depending upon the quality of a potential acquisition opportunity.

Due to current market conditions the Company is operating on a care and maintenance basis on the project. The above future plans require additional capital infusions. The Company is confident that with a recovery in commodity prices translating to increased investor confidence in the junior resource sector it will be able to access the required capital to advance the Tahuehueto Project towards a production decision as well as fund exploration and development of new acquisition.

District Scale Geologic Mapping
Mapping carried out in April 2008 has extended the Texcalama zone from its previously known length of 600 metres to a currently mapped length of over 1800 metres. Texcalama consists of several near parallel sheeted veins in a zone up to 8 metres wide. Grab samples taken while mapping returned results up to 47.5 g/t Au, 128 g/t Ag, 1.10 % Cu, 2.56 % Pb, 2.90 % Zn. Drilling on this target will be started after the first pass resource drilling is complete.

First pass exploration core drilling conducted on the Texcalama Zone earlier this year confirms strong poly-metallic mineralization north of the Texcalama underground workings which also elevates the importance of this underexplored zone to the project. Drill results were included in a Company news release dated May 8, 2008.

Environment and Community
Soho conducts its exploration and development activities in a socially and environmentally progressive manner consistent with the principles of Sustainable Development. Particular emphasis is placed on establishing good relationships with community leaders and state authorities to ensure citizens are kept informed of the Company's exploration activities.

The project was visited by Mexican government authorities from PROFEPA (environment), CONAGUA (water) and INAH (history and anthropology). In all cases the project met or exceeded the government official's expectations and Soho continues to have all operating permits required for the current stage of development.

As the Tahuehueto project advances from exploration and development to the pre-feasibility stage, environmental baseline studies will lay the foundation for more detailed programs examining all aspects of potential mine development to ensure the highest standards of environmental protection. The Company will continue to comply with all regulations and closely monitor its activities to minimize damage to the ecosystem.

Soho participates in a range of social initiatives in support of local communities, and has already helped to establish a local school and improve electrical, water supply and sanitation facilities. Soho recently established a medical clinic on the project site which services the crew and is available to the local populace. Local hiring and procurement policies have been adopted to ensure that benefits flow to the communities and region surrounding the project.

Corporate, General, and Administrative

Directors and Officers
At the Company's Annual General Meeting (the "AGM") held on July 30, 2008, shareholders elected the following individuals as directors of the Company:

Ralph Shearing	Arthur Freeze
Paul Chung	William Howald

At a subsequent directors meeting, the following director and officer appointments were made:

Audit Committee – Ralph Shearing, William Howald, and Paul Chung
Human Resources & Compensation Committee – Arthur Freeze, Paul Chung, William Howald
Advisory Board – John Anderson.
President and Chief Executive Officer – Ralph Shearing
Chief Financial Officer - Donald Crossley
Vice-President of Exploration - Hall Stewart

Mr. Stewart subsequently resigned his position, as noted below.

In February 2009, Paul Chung resigned as a director but has continued to assist the Company through his appointment to the Company's Advisory Board. At the same time Yao Sun and Lianxi Zhang were appointed directors. Mr. Sun was also appointed to the Company's Audit Committee.

Management Agreements
In January 2008 the Company entered into an agreement with a company controlled by Hall Stewart, to provide geological and exploration management services to the Company, for a monthly fee of US$12,500. In addition Mr. Stewart was appointed an officer of the Company in the position of Vice-president, Exploration and Development.

Effective September 30, 2008 the agreement between the Company and the company controlled by Mr. Stewart was terminated. Coincident with this termination, Mr. Stuart resigned his position with the Company as Vice-President of Exploration.

In September 2004 the Company entered into a management services agreement with Ralph Shearing and CMB Investments Ltd., a company controlled by Mr. Shearing, to provide general management services to the Company for a monthly fee of $7,500. Mr. Shearing is the CEO and a Director of the Company. This agreement was terminated in October 2007 and replaced by an employment contract between the Company and Mr. Shearing.

In January 2009, in light of the poor junior capital markets and the Company's restricted cash resources, Mr. Shearing agreed to temporarily reduce his monthly salary by 25%, retroactive to August 2008.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties. These agreements have received regulatory approval where required.

Financing Activities

During the year ended February 28, 2009, pursuant to a private placement financing, the company received gross cash proceeds of $1,000,000 and issued 25,000,000 shares at a price of $0.04.

Details of the above mentioned share issuances are available in the notes to the Company's consolidated financial statements for the year ended February 28, 2009.

Proceeds from private placement financings were utilized in the Company's Mexican operations and for general working capital purposes. All of the above financing transactions have received regulatory approval where applicable.

Capital Stock, Warrants, and Options

Capital Stock

As at June 12, 2009, there has been no change in the issued capital stock from the information disclosed in the February 28, 2009 consolidated financial statements.

Warrants

As at June 12, 2009, there has been no change in the warrants from the information disclosed in the February 28, 2009 consolidated financial statements, except that the April 17, 2009 warrants expired without being exercised.

Stock Option Plan

A 2008 Stock Option Plan was approved by the shareholders on July 30, 2008, at the Company's annual general meeting. Under the 2008 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors.

As at June 12, 2009, the following share purchase options were outstanding:

Number of Shares	Exercise Price	Expiry Date
140,000	$0.15	September 29, 2009
100,000	$0.20	November 2, 2009
250,000	$0.25	November 2, 2009
200,000	$0.10	June 27, 2010
150,000	$0.10	September 15, 2010
150,000	$0.10	November 1, 2010
1,280,000	$0.10	December 8, 2010
500,000	$0.10	May 17, 2011
325,000	$0.10	August 1, 2011
50,000	$0.10	December 1, 2011
200,000	$0.10	March 19, 2012
150,000	$0.10	April 25, 2012
25,000	$0.10	May 10, 2012
250,000	$0.10	September 1, 2012
25,000	$0.10	January 1, 2013
3,515,000	$0.10	March 20, 2014
475,000	$0.10	May 1, 2014
7,785,000		

In March 2009, 725,000 stock options expired on March 18, 2009 without being exercised. On March 20, 2009 the Company granted 3,515,000 stock options at an exercise price of $0.10 per common share to directors, employees, officers, and consultants expiring on March 20, 2014. At the same time, the Company re-priced 3,355,000 previously issued stock options to a new exercise price of $0.10. These options had previous exercise prices ranging from $0.25 to $0.63. The re-pricing of 1,625,000 of these options is subject to shareholder's approval at the Company's AGM.

On May 1, 2009, the Company granted 475,000 stock options at an exercise price of $0.10 per common share to employees and consultants expiring on May 1, 2014.

Brokers' Unit Warrants
In connection with a April 17, 2007 private placement financings, the Company granted non-transferable broker unit warrants entitling the brokers to purchase units, each unit consisting of one common share and one-half of a non-transferable share purchase warrant.

As at June 12, 2009, there has been no change in the broker unit warrants from the information disclosed in the February 28, 2009 consolidated financial statements, except that the April 17, 2009 broker unit warrants expired without being exercised.

Liquidity

At February 28, 2009, the Company had working capital of $434,085. During February 2009 the Company completed a $1,000,000 private placement of 25,000,000 units at $.04 each. This financing has eliminated the working capital deficiency, and provided funds both for the Company to continue its exploration activities and for general working capital purposes. However the Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the near future. Due to the current poor market conditions affecting the junior resource public company markets, the Company may not be able to secure additional financing.

Investor Relations

In September 2007 the Company entered into an agreement with John Walters Communications Inc. and Genoa Management Limited to provide business development and investor relations services to the Company for a monthly fee of $6,500, plus 300,000 stock options at an exercise price of $0.50 expiring on September 1, 2009. This agreement was effectively terminated on January 1, 2008 and replaced with a new agreement on April 30, 2008, at which time the previously issued 300,000 stock options were also cancelled. Under the terms of the new agreement, John Walters Communications Inc. is to provide business development and investor relations services to the Company for a monthly fee of $6,500, plus 200,000 stock options at an exercise price of $0.25 expiring on May 1, 2010. This agreement may be terminated by three months written notice.

The agreement with John Walters Communications Inc. was terminated as of July 31, 2008, and the associated stock options were subsequently cancelled.

Related Party Transactions

In addition to certain related party transactions mentioned above, the Company had additional significant transactions with related parties, as are summarized below.

The Company has an employment contract with Mr. Shearing, who is the CEO and a director of the Company. Under the terms of the employment contract, Mr. Shearing is paid a salary of $13,333 per month, and is eligible to receive 400,000 share purchase options. The share purchase options granted subsequent to the year end on March 20, 2009.

In January 2009, in light of the poor junior capital markets and the Company's restricted cash resources, Mr. Shearing agreed to reduce his monthly salary by 25%, retroactive to August 2008.

The Company paid $55,989 for geological consulting fees and exploration management services included in mineral properties, to Hall Stewart, an officer of the Company, and to a company controlled by Mr. Stewart.

The Company paid professional fees of $105,013 to Don Crossley, an officer of the Company, and to a company controlled by Mr. Crossley. Mr. Crossley is a chartered accountant and the chief financial officer of the Company, and as such provides the company with general management, administrative, financial, and accounting services.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Risk Factors and Uncertainties

Forward-Looking Statements
Certain statements made and information contained in this MD&A and elsewhere may constitute forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of precious and base metals, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment, sufficient labour and subcontractors, and that the political environment within the Company's operating jurisdictions will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

The Company's ability to generate revenue and profit from its natural resource properties, or any other resource property it may acquire, is dependent upon a number of factors, including, without limitation, the following:

Precious and Base Metal Price Fluctuations
The Company's ability to finance its mineral property acquisition, exploration and eventual development is dependent upon the market price of certain precious and base metals. The price of such metals has fluctuated widely and is affected by numerous economic and political factors, consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and productivity, metal substitutes and stock levels. These fluctuations may result in the Company not receiving an adequate return on invested capital or the investment retaining its value.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards, risks and liabilities normally incidental to exploration, development and production of precious and base metals. The Company presently carries liability insurance, however any liabilities arising from its operations may have a material, adverse effect on the Company's financial position.

Exploration and Development
There is no known body of commercial ore on the Company's mineral properties. Development of the Company's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few exploration properties are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any commercially viable discoveries.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes and the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery
There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation
Operations, development and exploration on the Company's properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour; mining law reform; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Environmental Factors
All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving and requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties, which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Climate Change
The Company's current business and exploration activities are not a significant contributor to the greenhouse gases that are commonly believed to be responsible for climate change and a source of adverse weather patterns. The Company does not currently believe climate change will have a significant impact on its future operations. However there is no assurance that future changes in the environment resulting from climate change will not adversely affect the Company's operations.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt.

The Company's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Internal Controls

Management maintains systems of both internal controls over financial reporting and disclosure controls and procedures, which are designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported on a timely basis. Management believes that both the internal controls over financial reporting and the disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance of the achievement of these objectives.

Management has not made any change in the Company's system of internal controls over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Changes in Accounting Policies

Financial instruments
The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring

and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The Company adopted these standards effective March 1, 2008 and has included the required disclosure in Note 14 to these financial statements.

Capital disclosures
The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Assessing going concern
The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. Management shall make an assessment of an entity's ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

The standard was adopted by the Company effective March 1, 2008, and the adoption did not have a material impact on the financial statements for any of the years presented.

The adoption of these new sections has not had a significant impact on the Company's financial position, results of operations and cash flows.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011.

The Company is currently in the process of developing its IFRS conversion plan and evaluating the impact of the transition to IFRS. The Company will invest in resources during the transition to facilitate a timely conversion.

Financial Instruments

Fair values
The fair values of cash, receivables and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.

Financial instrument risk exposure and risk management
The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company considers the fluctuations of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process.

Credit risk
Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company's exposure to credit risk includes cash and receivables. The Company reduces its credit risk by maintaining its bank accounts at large international financial institutions. The Company's receivables consist primarily of tax receivables due from federal government agencies. The maximum exposure to credit risk is equal to the fair value or carrying value of the financial assets.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. Such fluctuations may be significant.

a) Interest rate risk – The Company has cash balances and non interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The company periodically monitors the investments it makes and is satisfied with the credit rating of its banks.

b) Foreign currency risk – The Company is exposed to foreign currency risk on fluctuations currency related to monetary items with a settlement currency other than Canadian dollars. The Company operates in foreign jurisdictions which use both the United States Dollar ("USD") and the Mexican Peso ("MXP") as the main settlement currencies. The Company does not use derivative instruments to reduce upward and downward risk associated with foreign currency fluctuations. The effect of a 1% change in foreign exchange rates would be approximately $2,300.

c) Price risk – The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Capital Risk Management

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing, CEO
June 12, 2009